UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 6, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Net Serviços de Comunicação S.A.

File No. 000-28860 - CF# 28305

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Net Serviços de Comunicação S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 20-F filed on April 30, 2012.

Based on representations by Net Serviços de Comunicação S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.14   through March 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel